Exhibit 99.1

SECURITIES TRADING POLICY OF SUZANO S.A.

1.                            PURPOSE

1.1       The purpose of this Policy is to establish guidelines and procedures to be observed by the Company and by Individuals Subject to the Policy (as defined below), for trading Securities issued by the Company or referenced therein, pursuant to CVM Instruction No. 358/02, as amended.

1.2       This Policy is in accordance with the following basic principles:

(a) Compliance with current legislation and regulations issued by CVM and SEC;

(b) Commitment to best corporate governance practices; and

(c)  Transparency and fairness of approach.

1.3       The trading of shares or other securities issued by the Company or referred to by the Individuals Subject to the Policy must be based on principles of transparency, fairness and ethics.

2.                            INDIVIDUALS SUBJECT TO THE POLICY

2.1       The following individuals (“Individuals Subject to the Policy”) are obliged to observe the rules and guidelines established in this Policy:

(a) the Company;

(b) the Controlling Shareholders;

(c)  the Directors, members of Other Management Bodies, including those who leave the management and Other Company Management Bodies for a period of six months from the date of removal;

(d) Relevant Employees; and

(e) Suppliers and Service Providers.

2.2       The individuals indicated in items “b”, “c”, “d”, and “e” above shall, at the time of their hiring, election, promotion or transfer, sign the Term of Acceptance pursuant to paragraph 1 of article 15 of the CVM Instruction No. 358/02, according to the model in Annex 1 of the Policy, by which they will declare they are aware of all the terms of this Policy and are obligated to comply with them.

2.2.1    The Term of Acceptance must remain filed at the Company’s headquarters while its signatory maintains a bond with the Company and for a minimum of five (5) years after its termination.

2.3.      Alternatively to the signature of the Term of Acceptance provided for in item 2.2 above, as a guarantee of compliance with all the terms contained in this Policy, it will be possible to enter into an agreement of confidentiality and non-trading of Securities with the Suppliers and Service Providers mentioned in the sub-item “f” above. In case of Suppliers and Service Providers acting in a profession subject to rules of confidentiality and professional secrecy, in accordance with the standards applicable to the exercise of the profession, the execution of a confidentiality agreement may be waived at the Company’s discretion.

2.4.      The Company may, upon discretionary management of the Policy, request that other persons not expressly referred to in item 2.1. above, but who may have knowledge of a Relevant Act or Fact not yet disclosed to the market, to enter into a Term of Acceptance and/or a confidentiality agreement and non-trading of Securities.

2.5.      The individuals indicated in subitems “b”, “c” and “d” above shall ensure that the Policy is observed by the respective Spouses, Partners or Dependents. For the purposes of the Policy, the trading conducted by the Spouses, Partners or Dependents shall be deemed performed by the Individuals Subject to the Policy to which they are related.

2.6.      The prohibitions set forth in this Policy apply to: (i) both the trading conducted on the Stock Exchanges and on the over-the-counter market, organized or not, and those carried out without the intervention of an institution that is part of the distribution system; (ii) trading conducted directly or indirectly by the Individuals Subject to the Policy, whether such negotiations are carried out through companies controlled by them, or through third parties with whom a trust agreement or portfolio or shares management is maintained; (iii) trading carried out by the respective Spouses, Partners or Dependents of individuals indicated in sub-items “b”, “c” and “d” above; and (iv) lease transactions of Securities issued by the Company by Individuals Subject to the Policy, subject to the provisions of item 8 below.

2.6.1. For the purposes of the provisions of item 2.6, the trading made by investment funds of which the Individuals Subject to the Policy are quotaholders is not considered to be indirect trading, provided that: (i) such funds are not exclusive; and (ii) the trading decisions of the director or fund manager cannot be influenced by the quotaholders.

3.         DEFINITIONS

3.1       Whenever used in this Policy, capitalized terms shall have, both the singular and the plural, the following meanings:

Controlling Shareholder(s): shareholder or group of shareholders that exercises, directly or indirectly, the Controlling Power of the Company, even though not bound by a shareholders’ agreement.

Directors: members of the Board of Directors and Statutory Management.

Relevant Act or Fact: has the meaning assigned to it in item 4 of this Policy.

B3: B3 S.A. - Brasil, Bolsa, Balcão.

Stock Exchanges: stock exchanges in which the Company’s Securities are admitted to trading, in Brazil or abroad.

Relevant Employees: whoever, by virtue of a position, function or title exercised in the Company, Controlling Shareholders, Associated Companies, or Subsidiaries, be aware of, or may become aware of, a Relevant Act or Fact on the Company’s social businesses not yet disclosed to the market, or also regarding the Company’s quarterly and annual financial statements that have not yet been disclosed to the market.

Associated Companies: companies in which the Company has significant influence, under the terms of the Brazilian Corporate Law.

Company: Suzano S.A.

Spouse, Partner or Dependent: spouses or partners and/or any other dependent included in the annual income tax return.

Subsidiaries: companies in which the Company holds the Controlling Power.

CVM: Brazilian Securities and Exchange Commission.

Other Management Bodies: Members and their respective alternates, when applicable, of the Non-Statutory Executive Board of Officers, Audit Board, Statutory Audit Committee, Advisory Committees of the Board of Directors and any other bodies with technical or advisory functions, created or to be created by the Company, by statutory provision or by any of the other Management Bodies referred to herein.

Non-Statutory Officers: those officers who hold senior positions in the Company’s management, but who do not have a statutory position, including, but not limited to, the Functional Officers.

Suppliers and Service Providers: all individuals or legal persons that have a commercial, professional or trust relationship with the Company, such as independent auditors, consultants, financial institutions, securities analysts, distribution system institutions, advisors, lawyers, accountants, outsourced workers and suppliers contracted by the Company, its Subsidiaries or Associated Companies, who are aware of, or may become aware of a Relevant Act or Fact not yet disclosed to the market or, also, regarding the Company’s quarterly and annual financial statements which have not yet been released to the market.

Inside Information: information related to Relevant Act or Fact until it is disclosed to regulatory agencies, Stock Exchanges and other similar entities, and simultaneously to shareholders and investors in general. It is also considered as inside information those related to the quarterly or annual financial statements not yet disclosed to the market.

“Brazilian Corporation Law”: means Law No. 6,404 of December 15, 1976, as amended.

Private Trading: transactions that take place outside the Stock Exchanges and the organized over-the-counter market.

Blocking Periods: has the meaning assigned to it in item 5.2 of this Policy.

Individuals Subject to the Policy: individuals identified in the item 2.1. above.

Controlling Power: power effectively used to direct social activities and guide the operation of the Company’s bodies, directly or indirectly, de facto or de jure. There is a relative presumption of control held by a shareholder or group of Shareholders that holds an equity interest which have assured the absolute majority of the votes among the shareholders attending to the last three of the Company’s’ general meetings, even if not actually holding an absolute majority of the total voting shares.

Policy: means the present Securities Trading Policy of Suzano S.A.

Individual Investment Program: has the meaning assigned to it in item 7 of this Policy.

SEC: Securities and Exchange Commission of the United States of America.

Term of Acceptance: term of acceptance to the Policy is the document to be signed pursuant to article 15, paragraph 1, I, of CVM Instruction No. 358/02, according to the model appearing in Annex 1.

Securities: any shares, debentures, subscription bonuses, receipts and subscription rights, promissory notes issued by the Company, call or put options, indices and derivatives of any kind, any other securities or collective investment agreements issued by the Company, or referring to them, including, but not limited to, bonds and/or notes issued by the Company or Subsidiaries in Brazil or abroad, as well as agribusiness receivables certificates backed by corporate debts of the Company, and any securities convertible into shares and certificates of deposit of shares issued in Brazil and abroad, such as the American Depositary Receipts - (ADRs).

4.         DEFINITION OF RELEVANT ACT OR FACT

4.1.      For the purposes of this Policy, in accordance with the provisions of CVM Instruction No. 358/02, a Relevant Act or Fact is any decision of Controlling Shareholders, resolution of the General Meeting or of the Company’s Management Bodies, or any other act or fact of a political-administrative, technical, business or economic-financial nature occurred or related to its business that could influence in a measurable way:

(a) at the value of the Securities issued by the Company or referenced thereto;

(b) in the decision of investors to buy, sell or hold such Securities;

(c)  in the decision of the investors to exercise any rights inherent to the condition of holder of Securities issued by the Company or referred to them.

4.1.1    Subject to the above definition, there are examples of potentially relevant act or fact, among others, the following:

(a) signing of an agreement or contract to transfer the Company’s share control, even if under suspensive or resolutive condition;

(b) change in the control of the Company, including through execution, amendment or termination of shareholders’ agreement;

(c)  entering, amendment or termination of a shareholder’s agreement in which the Company is a party or intervener, or that has been recorded in the Company’s own book;

(d) entry or exit of a member that maintains, with the Company, an operational, financial, technological or administrative agreement or employment;

(e)  authorization for trading the Securities issued by the Company in any market, national or foreign;

(f)  decision to promote the cancellation of the Company’s registration as a publicly-held company;

(g)  merger or spin-off involving the Company or related companies;

(h) transformation or dissolution of the Company;

(i)   change in the composition of the Company’s equity;

(j)  change in accounting criteria;

(k) renegotiation of debts;

(l)   approval of the share call option plan;

(m)      change in the rights and advantages of the Securities issued by the Company;

(n) share splitting or reverse splitting or bonus allocation;

(o) acquisition of shares of the Company to remain in treasury or cancellation, and disposal of shares thus acquired;

(p) profit or loss of the Company and the allocation of cash proceeds;

(q) execution or termination of the agreement, or failure to carry out the agreement, when the expectation of realization is of public knowledge;

(r)  approval, change or withdrawal of project or delay in its implementation;

(s)  beginning, resumption or shutdown of the manufacture or sale of the product or of the provision of service;

(t)  discovery, change or development of technology or resources of the Company;

(u) change of projections disclosed by the Company;

(v) request for judicial or extrajudicial restructuring, application for bankruptcy or filing of a lawsuit, administrative or arbitration proceedings that may affect the Company’s economic and financial situation.

5.         TRADING PROHIBITION PERIODS

5.1       Prohibition of trading when pending disclosure of a Material Act or Fact: Individuals Subject to the Policy may not trade Securities of the Company, Subsidiaries and Associated Companies from the date they become aware of the Inside Information until its disclosure to the market in the form of a Relevant Act or Fact.

5.1.1    The prohibitions provided for above shall cease to be effective as soon as the Company discloses the Relevant Act or Fact to the market, unless the trading with the shares may interfere in the conditions of said business, to the detriment of the Company’s shareholders or itself, and in such case the Investor Relations Officer shall internally disclose a decision extending the respective period of prohibition, observing the provisions of item 5.2 below.

5.1.2 The prohibitions provided for above do not apply to the acquisition of shares held in treasury through private negotiation, resulting from the exercise of a call option in accordance with the call option plan approved by a general meeting. Nevertheless, the forecasted prohibitions must be verified, should it occur, upon subsequent disposal of shares acquired as a result of exercise of the call in accordance with the call plan approved at the general meeting.

5.2       Blocking Periods : The Investor Relations Officer may, regardless of justification or the existence of a Relevant Act or Fact not yet disclosed, establish “Blocking Periods” in which the Individuals Subject to the Policy may not trade Securities issued by the Company, Subsidiaries and Associated Companies, upon disclosure of a notice in which it shall expressly indicate the initial term of the Blocking Period, provided that the Blocking Period shall continue until a new notice is disclosed expressly stating its final term.

5.2.1 The Blocking Periods may extend even after the Relevant Act or Fact is disclosed to the market, and this complementary restriction must be expressly stated in the release issued by the Investor Relations Officer.

5.2.2 The Individuals Subject to the Policy, in any case, shall maintain secrecy about the Blocking Periods.

5.3       Disclosure of the Company’s quarterly and annual financial statements: Individuals Subject to the Policy may not trade Securities issued by the Company within a period of fifteen (15) days prior to the disclosure of the quarterly and annual financial statements. The estimated dates for disclosure of the quarterly and annual financial statements are set forth in the calendar of corporate events, available on the Investor Relations website of the Company and the CVM.

5.3.1    Without prejudice to the provisions of item 5.3 above, those who are aware of the contents of the financial statements prior to their disclosure may not trade Securities issued by the Company, its Subsidiaries and its Associated Companies.

5.4       Increase or reduction of capital, distribution of proceeds, splitting or issuance of Securities by the Company: Individuals Subject to the Policy may not trade Securities issued by the Company between the date of the resolution of the competent body to increase the capital stock, distribute results, stock bonuses or their derivatives or approve split, and the publication of respective tenders or notices.

5.5       Acquisition or disposal of Company shares. The trading of Securities issued by the Company, or referring to them, by the Controlling Shareholders, Directors, Non-Statutory Officers and Relevant Employees is prohibited whenever there is an ongoing acquisition or disposal of shares by the Company itself, its Associated Companies or its Subsidiaries or any other company under common control, of shares issued by the Company, or if an option or mandate has been granted for the same purpose.

5.6       Transfer of the Company’s shareholding control and/or corporate reorganization. The resolution by the Board of Directors regarding the acquisition or disposal by the Company itself of shares issued by the Company shall be prohibited until the transaction is made public through the disclosure of the Relevant Fact, if: (i) any agreement or contract has been entered into, aiming the transfer of Company’s shareholding control, or an option or mandate has been granted for the same purpose, or (ii) there is an intention to promote the merger, total or partial spin-off of the Company, amalgamation, transformation or corporate reorganization.

5.7. Intention to promote corporate reorganization. Individuals Subject to the Policy may not trade Securities issued by the Company if there is an intention to promote a merger, total or partial spin-off, amalgamation, transformation or corporate reorganization.

5.8       Former Directors and former Non-Statutory Officers. Former Directors and former Non-Statutory Officers that do have removed themselves (or being removed) from their position before a certain Inside Information is made public in relation to the Company’s businesses should refrain from trading Securities issued by the Company: (a) for a period of six (6) months as of the date of official recognition of their removal; or (b) until the disclosure, by the Company, of the Relevant Act or Fact to the market, whichever occurs first, unless, in this second hypothesis, the trading with the Securities issued by the Company, upon disclosure of Relevant Act or Fact, can interfere with the conditions of the Company’s business, to the detriment of the Company or its shareholders, and the Investor Relations Officer, within his attributions and sole discretion, determine the extent of the prohibition of trading, which shall not exceed, in any case, for the individuals mentioned in this item 5.8, the period of six (6) months referred to in item (a) above.

5.9       Authorized Trading. The prohibitions of this Policy do not apply to (i) the Private Trading resulting from the performance of the call option in accordance with the call option plan approved by a General Meeting; and (ii) trading based on individual investment plans, regulated pursuant to item 7 below.

6      TRADING AND OWNERSHIP REPORT

6.1       For the purposes of control and supervision of this Policy, the Company shall be informed of ownership and trading with Securities issued by the Company, by its Parent Companies or Subsidiaries, for:

(a) Directors, members of the Audit Board and any bodies with technical or advisory functions created or that may be created by statutory provision; and

(b) Controlling Shareholders.

6.1.1    The persons indicated in sub-item “a” above shall forward the communication referred to in item 6.1 above to the Investor Relations Officer within five (5) days after completion of each business, and/or in the first business day after the investiture in the respective position, by completing a specific form in Annex 2.

6.1.2    The persons indicated in sub-item “b” above shall forward the communication referred to in item 6.1 above to the Investor Relations Officer until the last day of each month in which the negotiation took place, by filling out a specific form in Annex 2.

6.1.3    The individuals referred to in this item shall also indicate to the Company the Securities that are owned by, directly or indirectly, controlled companies, as well as of the Spouse, Partner or Dependent, to which they are related, provided that such obligations will be reported by the Company to the extent required under applicable regulations.

6.1.4    The persons indicated in sub-item “b” above shall also indicate the trading carried out by other individual or legal persons, fund or universality of rights, which act with them representing the same interest.

6.1.5    For the purposes of item 6.1., the investment, redemption and trading of quotas of investment funds, whose regulation provides that its portfolio of shares is composed exclusively by shares issued by the Company, its Controlling Shareholder, or its Subsidiaries shall be considered equivalent to trading with Securities issued by the Company, its Controlling Shareholder or by its Subsidiaries.

6.1.6 The Investor Relations Officer shall report or disclose the information received pursuant to item 6.1 and following of this Chapter to the extent that the Company is required to do so by applicable legislation and regulations, notably pursuant to article 11 of CVM Instruction

No. 358/02 and article 30 of the Novo Mercado Regulation, in the manner and term provided therein.

6.2       The Individuals Subject to the Policy shall observe, for the purposes of the disclosure of relevant trading, as provided for in article 12 of CVM Instruction No. 358/02, the specific procedures established in the Policy for the Company’s Disclosure of Relevant Act or Fact.

7.      INDIVIDUAL INVESTMENT PLANS

7.1 Individual Investment Plans are individual trading plans of Securities issued by the Company entered into by the Controlling Shareholders, Directors, members of Other Management Bodies and Relevant Employees, as well as any other persons who, by virtue of their position, function or title exercised in the Company and/or the Controlling Shareholders, Associated Companies and Subsidiaries, have access to information not yet disclosed to the market relating to a Relevant Act or Fact, through which said persons indicate their intention to invest in Company Securities, with own resources and in the long term.

7.2       In order to be valid, Individual Investment Plans must be filed at the Company’s headquarters and with the Investor Relations Officer at least thirty (30) days in advance of any trading of Securities issued by the Company and shall indicate, roughly, the amount of funds that the investor intends to invest or the number of Securities issued by the Company the investor seeks to acquire within the term of validity of the respective Individual Investment Plans, which may not be less than six (6) months.

7.3       The Individual Investment Plans must also contain provisions that prevent the persons mentioned in item 7.1 above from using the Inside Information for their own benefit or from third parties, directly or indirectly, including but not limited to the provision contained in item 7.5(c) below, and shall be prepared in such a way that the trading decision with Company’s Securities cannot be made after the knowledge of an Inside Information, so that there is no influence on the operation on the imminent disclosure of the Relevant Act or Fact.

7.4       The Securities issued by the Company acquired based on the Individual Investment Plan may not be sold before one hundred and eighty (180) days after the close of the Individual Investment Plan.

7.5       In order to avoid the application to the persons mentioned in item 7.1 above who have agreed to Individual Investment Plans of the prohibition of trading with Securities issued by the Company, said plans must establish:

(a) The irrevocable and irreversible commitment of its participants to invest the previously established amounts, in the dates set forth therein;

(b) The impossibility of joining the Individual Investment Plans when pending a Relevant Act or Fact not disclosed to the market and during special periods of prohibition of trading;

(c)  The obligation to extend the purchase commitment, even after the end of the period originally foreseen to bound the participant to the Individual Investment Plan, when pending a Relevant Act or Fact not disclosed to the market and during the special periods of prohibition of trading; and

(d) The obligation of its participants to revert to the Company any losses avoided or gains earned in trading with Securities issued by the Company arising from any change in the dates of disclosure of the Company’s quarterly and annual standardized financial statements, determined through criteria defined in the Individual Investment Plan.

7.6       Participants in Individual Investment Plans are prohibited from:

(a) maintaining simultaneously more than one investment plan; and

(b) carrying out any operations that nullify or mitigate the economic achievements of the operations to be determined by the investment plan.

8.         COMPANY’S SECURITIES LOANS

8.1       It is prohibited to the Individuals Subject to the Policy, except for those mentioned in item 2.1(b) above (Controlling Shareholders), to perform in the loan market of Securities issued by the Company, either as lenders or borrowers.

9.         LIABILITIES

9.1       Individuals Subject to the Policy.  It is the duty of the Individuals Subject to the Policy to, in addition to the other obligations set forth in this Policy:

(a) know, have access to and understand this Policy, as well as being fully aware of their respective obligations regarding its application;

(b) maintain confidentiality regarding information related to Relevant Act or Fact or, also, related to quarterly and annual financial statements of the Company to which they have privileged access due to the position or title they hold, until their disclosure to the market, being strictly prohibited the use of such information for the purpose of gaining advantage, for themselves or for others, subject to the application of the penalties provided for in applicable legislation and at Company’s discretion;

(c)  ensure that its trusted subordinates and third parties keep confidential information related to a Relevant Act or Fact or, also, related to quarterly and annual financial statements and do not use them, responding jointly with them in case of non-compliance;

(d) subject to the provisions of items 2.2 and 2.3 above, adhere to the Policy by signing the Term of Acceptance or, alternatively, enter into an agreement of confidentiality and non-trading of Securities, as applicable.

9.2       Investor Relations Officer.  It is the duty of the Investor Relations Officer to, in addition to the other obligations set forth in this Policy:

(a) transmit the information with respect to the Securities traded by the Company itself, its Subsidiaries and Associated Companies, by the Controlling Shareholders, Administrators, members of the Audit Board, if any, Statutory Audit Committee and any bodies with technical or consultative functions, in the form of article 11 of CVM Instruction No. 358/02 and article 30 of the Novo Mercado Regulation, within a maximum period of ten (10) days after the end of the month in which there is a change in the positions held, or immediately after the investiture in the position of the Directors, subject to the provisions of item 6.1. and subitems above;

(b) administer the present Policy, as well as to transmit to the CVM and/or the Stock Exchange or entities of the organized over-the-counter market in which the Securities issued by the Company are admitted to trading the information received.

9.3       Statutory Board and Non-Statutory Board. It is the duty of the Statutory Board and the Non-Statutory Board, in addition to the other obligations set forth in this Policy, to indicate the employees and third parties who must formally agree to the Policy, as directed by the Investor Relations Department.

9.4       Board of Directors. It is the duty of the Board of Directors, in addition to the other obligations set forth in this Policy, to verify, at least every six months, the adherence of the negotiations carried out by the participants of the Individual Investment Plans.

9.5       Company.  It is the duty of the Company, through its Investor Relations Officer to, in addition to the other obligations set forth in this Policy:

(a) formally communicate the terms of this Policy to the Individuals Subject to the Policy,

obtaining the respective formal adhesion by signing the Term of Acceptance (Annex 1), which shall be filed at the Company’s headquarters while the person with it maintains a bond, and for five (5) years at least, after termination of such bonds; and

(b) maintain at its headquarters, at the disposal of the CVM, an updated list of Individuals Subject to the Policy, as well as of those persons who violate this Policy, and respective qualifications, indicating position or function, address and registration number in the National Register of Legal Entities or in the Register of Individuals.

9.7       Investor Relations Department.  It is the duty of the Investor Relations Department to, together with the Internal Audit, in addition to the other obligations set forth in this Policy:

(a) keep control of the monthly movement of shareholding held by the Controlling Shareholders, Directors, members of Other Management Bodies and Relevant Employees;

(b) make better efforts to control the movement of Securities of Individuals Subject to the Policy; and

(c)  report to the Ethics and Conduct Committee of the Company the identified cases of violation of the Policy.

9.8       Legal Department.  It is the duty of the Legal Department, in addition to the other obligations set forth in this Policy, to provide the Terms of Acceptance of the Controlling Shareholders, Directors, and members of Other Management Bodies.

9.9       Human Resources Department.  It is the duty of the Human Resources Department, in addition to the other obligations set forth in this Policy, to provide the Terms of Acceptance of Relevant Employees, as well as of the other persons not expressly referred to in the item 2.1. above, and be responsible for filing and control of such adhesions, keeping them filed for at least five (5) years.

9.10     Relevant Employees.  It is the duty of all Relevant Employees to, in addition to the other obligations set forth in this Policy:

(a) sign the Term of Acceptance prior to trading with Securities issued by the Company, forwarding to the Human Resources Department for due filing; and

(b) subject to the provisions of item 2.3 above, arrange for the signature of the Term of Acceptance, or of an agreement of confidentiality and non-negotiation of Securities, by any persons it identifies as Suppliers and Service Providers, and to deliver said Term of Acceptance to the Investor Relations Department for filing.

9.11.    Lock-up. It is the duty of the Individuals Subject to the Policy mentioned in items 2.1(c) and 2.1(d) above, in addition to the other obligations set forth in this Policy, to remain for a minimum period of one hundred and eighty (180) days in the ownership of the Securities issued by the Company or referring to them that have been acquired by such individuals.

9.12     Department of Risk, Compliance and Internal Controls.  The Department of Risk, Compliance and Internal Controls and Internal Audit shall, further to their other duties, shall be responsible for determining the referral of cases of violation to the Ethics and Conduct Committee or to the Statutory Audit Committee, as the case may be, for knowledge and deliberation, according to the item 10.2 below.

9.13     Ethics and Conduct Committee.  The Company’s Ethics and Conduct Committee has the duty to analyze the cases of violation sent by the Department of Risks, Compliance and Internal Controls or received through the other contact channels made available by the Company, and to deliberate or recommend, when applicable, the disciplinary measures applicable.

10.       POLICY VIOLATION

10.1     Failure to comply with this Policy subjects the offender to disciplinary sanctions, in accordance with the Company’s internal rules, such as guiding, warning, suspension or dismissal for fair cause, according to the seriousness of the infraction, without prejudice to administrative, civil and criminal sanctions applicable.

10.2     The sanctions mentioned in the item 10.1 above shall be defined as below:

(a) to the Controlling Shareholders, Directors and members of Other Management Bodies will be applied the sanctions decided by the Company’s Board of Directors, with recommendations from the Ethics and Conduct Committee or the Statutory Audit Committee, as the case may be; and

(b) to the Relevant Employees will be applied the sanctions deliberated by the Ethics and Conduct Committee.

10.3     The infraction practiced by any Supplier or Service Provider is to be considered as a contractual default, and the Company may, without any burden, terminate the respective contract and demand payment of the fine established therein, without prejudice to the losses and damages.

10.4     Any person who is aware of the violation of this Policy shall immediately notify the Investor Relations Department or the Company’s ombudsman, through the contact channels made available by the Company, to take the necessary action.

11.       APPROVAL

11.1     This Policy shall come into force, for an indefinite period, on the date of its approval by the Board of Directors, replacing the Policy previously in force.

11.2     The Company’s Board of Directors is the Company’s body that has exclusive competence to change, in any event, this Policy.

11.3     Any amendment to this Policy shall be communicated by the Investor Relations Officer to the CVM and to the Stock Exchanges and organized over-the-counter market entity in which the Securities of the Company are admitted to trading, and the communication shall be accompanied by a copy of the resolution and content of the documents that discipline and integrate the Policy.

11.4     The Individuals Subject to the Policy will be formally informed of the terms of the Board of Directors’ resolution approving the revision or amendment of the Policy.

11.5     No revision or amendment of this Policy may be approved when pending a Relevant Act or Fact not yet disclosed.

12.       ANNEXES

ANNEX 1 - TERM OF ACCEPTANCE

ANNEX 2 - TRADING COMMUNICATION

ANNEX 1

TERM OF ACCEPTANCE - INDIVIDUAL

SECURITIES TRADING POLICY OF SUZANO S.A.

RELEVANT ACT OR FACT DISCLOSURE POLICY OF SUZANO S.A.

By this Term of Acceptance, [name], [qualification], resident and domiciled at [address], registered at CPF/ME under No. [•] and holder of Identity Card No. [•] [issuing body] (“Adhering Party”), acting as [position, role or relationship with the Company] of Suzano S.A., joint-stock company with headquarters at Avenida Professor Magalhães Neto, 1752, 10º andar, salas 1010 e 1011, Pituba, Salvador, State of Bahia, CEP 41810-012, registered at CNPJ/ME under No. 16.404.287/0001-55, with its corporate documents duly filed in the Commercial Registry of the State of Bahia under the Registry (NIRE) 29.300.016.331 (“Company”), fully and unreservedly accept and adhere to the Company’s Securities Trading Policy and the Relevant Act or Fact Disclosure Policy (“Policies”), declaring to have received complete copy of the Policies and have full knowledge of them, pledging to comply with all its terms and conditions as far as it is applicable.

The acceptance and adhesion of the Adhering Party to the Policies is irrevocable and irreversible, obliging its successors and assigns, in any capacity.

For the Company’s knowledge, this instrument will be filed at its headquarters.

The Adhering Party signs this Term of Acceptance in three (3) counterparts of equal content and form, in the presence of the two (2) undersigned witnesses.

(Place and Date)

[Adhering Party Name]

Witnesses:

Name:	Name:
ID:	ID:
CPF/MF:	CPF:

TERM OF ACCEPTANCE - LEGAL PERSON

SECURITIES TRADING POLICY OF SUZANO S.A.

RELEVANT ACT OR FACT DISCLOSURE POLICY OF SUZANO S.A.

By this Term of Acceptance, [name], [qualification], headquartered at [address], registered at CNPJ/ME under No. [•] and with its corporate documents duly filled at the Commercial Registry of the State of [•] under NIRE [•] in this act represented in accordance with its [Bylaws/Articles of Incorporation] (“Adhering Party”), acting as [relationship with the Company] of Suzano S.A., joint-stock company with headquarters at Avenida Professor Magalhães Neto, 1752, 10º andar, salas 1010 e 1011, Pituba, Salvador, State of Bahia, CEP 41810-012, registered at CNPJ/ME under No. 16.404.287/0001-55, with its corporate documents duly filed in the Commercial Registry of the State of Bahia under the Registry (NIRE) 29.300.016.331 (“Company”), fully and unreservedly adhere to the Company’s Securities Trading Policy and the Relevant Act or Fact Disclosure Policy (“Policies”), declaring to have received complete copy of the Policies and have full knowledge of them, pledging to comply with all its terms and conditions as far as it is applicable.

The acceptance and adhesion of the Adhering Party to the Policies is irrevocable and irreversible, obliging its successors and assigns, in any capacity.

For the Company’s knowledge, this instrument will be filed at its headquarters.

The Adhering Party signs this Term of Acceptance in three (3) counterparts of equal content and form, in the presence of the two (2) undersigned witnesses.

(Place and Date)

[Adhering Party Name and its representative]

Witnesses:

Name:	Name:
ID:	ID:
CPF/MF:	CPF:

ANNEX 2

TRADING COMMUNICATION

Name and qualification of the reporting party	[name], [qualification], resident and domiciled at [address], registered at CPF/ME under No. [•] and holder of Identity Card No. [•] [issuing body].

Position, function or relationship with the Company, Parent Companies, and/or Subsidiaries.

[Position, function or relationship with the Company/Parent Companies/Subsidiaries] Ex: Member of the Company’s Board of Directors; Company’s Relevant Employee; Statutory Officer of the shareholder Suzano Holding S.A.

If the trading was carried out by Spouse, Partner, or Dependent,	[name], [qualification], resident and domiciled at [address], registered at CPF/ME under No. [•] and holder of Identity Card No. [•].

If the trading was carried out by a legal person directly or indirectly controlled by the reporting party.	[name], [qualification], headquartered at [address], registered at CNPJ/ME under No. [•] and with its corporate documents duly filed with the Commercial Registry of the State of [•] under NIRE [•].

Date	Security	Form of Trading	Amount	Price (R$)**	Balance of the Position held before and after trading
	[Negotiated ticket and/or description of the Security. e.g.: SUZB3]	[Private/Organized Market]

* Capitalized terms should have the meaning assigned to them in the Suzano S.A. Securities Trading Policy.

** If trading was made in foreign currency, the price converted into Brazilian Reais according to the closing value of the trading day must be indicated.